UNITED STATED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
UNDER THE SECURITIES ACT OF 1933

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2021

STAR PEAK ENERGY TRANSITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39455	85-1972187
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1603 Orrington Avenue, 13th Floor

Evanston, Illinois 60201
(Address of principal executive offices, including zip code)

(847) 905-4500
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one warrant	STPK.U	The New York Stock Exchange
Shares of Class A common stock included as part of the units	STPK	The New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	STPK WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On April 27, 2021, Star Peak Energy Transition Corp. (the “Company” or, after giving effect to the merger, “New Stem”) held a special meeting in lieu of the 2021 annual meeting of stockholders (the “Special Meeting”) as a virtual meeting, conducted via live webcast, in connection with the proposed business combination by and among the Company, STPK Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Stem, Inc. (“Stem”), as described in the Company’s definitive proxy statement/consent solicitation statement/prospectus filed with the U.S. Securities and Exchange Commission and mailed to stockholders on March 30, 2021 (the “Proxy Statement”). Each proposal (individually a “Proposal” and, collectively, the “Proposals”) voted upon at the Special Meeting and the final voting results are indicated below. Each Proposal voted on at the Special Meeting is described in detail in the Proxy Statement.

As of the close of business on March 4, 2021, the record date for the Special Meeting, there were approximately 38,358,504 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and 9,589,626 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”), outstanding. A total of 28,615,572 shares of Common Stock, representing approximately 59.68% of the outstanding shares of Common Stock entitled to vote, were present in person or by proxy, constituting a quorum.

1. The Business Combination Proposal – To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 3, 2020 (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among the Company, Merger Sub and Stem, and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Stem with Stem surviving the merger as a wholly owned subsidiary of the Company (the “Merger”) (Class A Common Stock and Class B Common Stock, voting together as a single class):

Proposal No.	Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Broker Non-Votes
1.	28,576,902	30,502	8,168	0

The Business Combination Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock represented in person or by proxy at the Special Meeting.

2. The Charter Proposals –

(a) Increase of Authorized Shares – To authorize an increase in the number of authorized shares of New Stem common stock to 500,000,000 and to authorize the issuance of up to 1,000,000 shares of New Stem preferred stock. (Class A Common Stock and Class B Common Stock, each voting as a separate class):

Charter Proposal No.	Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non-Votes
1.	18,076,684	862,750	86,512	0

Charter Proposal No.	Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non-Votes
1.	9,589,626	0	0	0

The Increase of Authorized Shares Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

(b) Elimination of Class B Common Stock – To approve the elimination of the Class B Common Stock classification and provide for a single class of common stock (Class A Common Stock and Class B Common Stock, each voting as a separate class):

Charter Proposal No.	Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non-Votes
2.	18,766,265	223,221	36,460	0

Charter Proposal No.	Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non-Votes
2.	9,589,626	0	0	0

The Elimination of Class B Common Stock Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

(c) No Class Vote on Changes in Authorized Number of Shares of Stock – To provide that the number of authorized shares of common stock or preferred stock may be increased or decreased by the affirmative vote of the holders of at least a majority of the voting power of the stock outstanding and entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law (Class A Common Stock and Class B Common Stock, each voting as a separate class):

Charter Proposal No.	Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non-Votes
3.	18,725,564	214,879	86,503	0

Charter Proposal No.	Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non-Votes
3.	9,589,626	0	0	0

The No Class Vote on Changes in Authorized Number of Shares of Stock Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

(d) Removal of Directors – To provide that any director, or the entire board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon (Class A Common Stock and Class B Common Stock, each voting as a separate class):

Charter Proposal No.	Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non-Votes
4.	17,141,242	1,828,869	55,835	0

Charter Proposal No.	Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non-Votes
4.	9,589,626	0	0	0

The Removal of Directors Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

(e) Amendments to Waiver of Corporate Opportunities Prospective Only – To provide that amendments to the Company’s waiver of corporate opportunities will only be prospective only and provide certain other clarificatory amendments to the waiver of corporate opportunities provision (Class A Common Stock and Class B Common Stock, each voting as a separate class):

Charter Proposal No.	Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non-Votes
5.	17,329,762	1,569,738	126,446	0

Charter Proposal No.	Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non-Votes
5.	9,589,626	0	0	0

The Amendments to Waiver of Corporate Opportunities Prospective Only Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

(f) Supermajority Provisions of the Charter and Bylaws – To require the vote of 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal the bylaws or any provision of the Proposed Charter inconsistent with Section 5.2 of Article V (classification of the board of directors), Article VI (Stockholder Action), Article VIII (Amendment), Article IX (Liability of Directors), Article X (Corporate Opportunity) or Article XI (Forum for Adjudication of Disputes) of the Company (Class A Common Stock and Class B Common Stock, each voting as a separate class):

Charter Proposal No.	Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non-Votes
6.	17,168,971	1,794,813	62,162	0

Charter Proposal No.	Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non-Votes
6.	9,589,626	0	0	0

The Supermajority Provisions of the Charter and Bylaws Provisions Relating to the Directors Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

(g) Replacement of the Existing Charter – Approval, conditioned upon the approval of (a) through (f) above, of the proposal to approve the Proposed Charter, which includes the approval of all other changes in the Proposed Charter in connection with replacing the existing charter with the Proposed Charter as of the closing of the Merger and all other changes contained therein, including changing the name of the Company from “Star Peak Energy Transition Corp.” to “Stem, Inc.” as of the closing of the Merger (Class A Common Stock and Class B Common Stock, each voting as a separate class):

Charter Proposal No.	Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non-Votes
7.	18,886,571	74,700	64,675	0

Charter Proposal No.	Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non-Votes
7.	9,589,626	0	0	0

The Replacement of the Existing Charter Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

3. The NYSE Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange: (i) the issuance of shares of New Stem Common Stock immediately following the consummation of the merger pursuant to the PIPE Agreements; (ii) the issuance of shares of New Stem common stock pursuant to the Merger Agreement; and (iii) the related change of control of the Company that will occur in connection with consummation of the Merger and the other transactions contemplated by the Merger Agreement and PIPE Agreements (Class A Common Stock and Class B Common Stock, voting together as a single class):

Proposal No.	Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Broker Non-Votes
3.	28,490,710	68,942	55,920	0

The NYSE Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock represented in person or by proxy at the Special Meeting.

4. The Incentive Plan Proposal – To consider and vote upon a proposal to approve and adopt the New Stem 2021 Equity Incentive Plan (Class A Common Stock and Class B Common Stock, voting together as a single class):

Proposal No.	Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Broker Non-Votes
4.	26,770,143	1,674,046	171,383	0

The Incentive Plan Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock represented in person or by proxy at the Special Meeting.

As there were sufficient votes at the time of the Special Meeting to approve each of the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to stockholders.

Item 8.01 Other Events.

In connection with the Merger, holders of 19,804 shares of Class A Common Stock exercised their right to redeem their shares for cash at a redemption price of approximately $10.13 per share, for an aggregate redemption amount of $200,615.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2021

STAR PEAK ENERGY TRANSITION CORP.

By:	/s/ Eric Scheyer
Name:	Eric Scheyer
Title:	Chief Executive Officer